UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001- 38269

FinVolution Group

(Registrant’s name)

Building G1, No. 999 Dangui Road

Pudong New District, Shanghai 201203

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Supplemental submission pursuant to Item 16I(a) of Form 20-F

FinVolution Group (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F.

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the Holding Foreign Companies Accountable Act. The Company filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 29, 2022, containing an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) had determined that it was unable to inspect or investigate completely registered public accounting firms that were headquartered there. The PCAOB subsequently vacated this determination in December 2022.

In response to Item 16I(a) of Form 20-F, based on the following information, the Company believes it is not owned or controlled by a governmental entity in China.

As of March 31, 2023, PPD Investment Limited, Metallica Holding Limited, and the Susquehanna Entities (as defined below) were the Company’s principal shareholders. To the Company’s knowledge, based on an examination of the Company’s register of members and public EDGAR filings made by its shareholders, no shareholder other than PPD Investment Limited, Metallica Holding Limited and the Susquehanna Entities owned more than 5% of the Company’s outstanding ordinary shares as of March 31, 2023.

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PPD Investment Limited is a company incorporated in the British Virgin Islands and is wholly owned and controlled by Mr. Shaofeng Gu, one of the co-founders, chairman of the board of directors and chief innovation officer of the Company. As of March 31, 2023, PPD Investment Limited beneficially owned 29,697,710 Class A ordinary shares and 394,818,900 Class B ordinary shares of the Company, representing 30.3% of the Company’s total outstanding ordinary shares and 64.9% of the Company’s aggregate voting power.

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Metallica Holding Limited is a company incorporated in the British Virgin Islands and is wholly owned and controlled by Mr. Jun Zhang, one of the co-founders and directors of the Company. As of March 31, 2023, Metallica Holding Limited beneficially owned 23,163,130 Class A ordinary shares and 65,209,800 Class B ordinary shares of the Company, representing 6.3% of the Company’s total outstanding ordinary shares and 10.9% of the Company’s aggregate voting power.

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Susquehanna Fundamental Investments, LLC and Susquehanna Securities, LLC (collectively, the “Susquehanna Entities”) are limited liability companies established in Delaware. To the Company’s knowledge, the Susquehanna Entities are not owned or controlled by a governmental entity of China. As reported in a Schedule 13G/A filed jointly by the Susquehanna Entities on February 14, 2023, and based on the Company’s register of members, the Susquehanna Entities beneficially owned 82,648,730 Class A ordinary shares of the Company as of December 31, 2022. Based on the total outstanding ordinary shares of the Company as of March 31, 2023 and assuming that the Susquehanna Entities’ shareholding had not changed since December 31, 2022, the Susquehanna Entities beneficially owned 5.9% of the Company’s total outstanding ordinary shares and held 0.7% of the Company’s aggregate voting power as of March 31, 2023.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 25, 2023, for more details.

In addition, the Company is not aware of any governmental entity in China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FinVolution Group

By:	/s/ Jiayuan Xu
Name:	Jiayuan Xu
Title:	Chief Financial Officer

Date: April 25, 2023